15027582

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION DEC 01 2015 WASH., D.C. 189

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING SECTION RECEIVED DEC 01 2015 WASH., D.C.

SEC FILE NUMBER
8- 68692

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/14 (MM/DD/YY) AND ENDING 09/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Altacorp Capital (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410, 585 8th Ave SW
(No. and Street)

Calgary (City) Alberta (State) T2P 1G1 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy Peck 403-539-8602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

2700 205 - 5th ave SW (Address) Calgary (City) Alberta (State) T2P 4B9 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nancy Peck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Altacorp Capital (USA) Inc, as of September 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

Rishi Sarin
Student-At-Law

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AltaCorp Capital (USA) Inc.
September 30, 2015

Statement of Financial Condition
(Expressed in U.S. dollars)

(With Report of Independent Registered Accounting Firm)

KPMG LLP
Chartered Accountants
3100 205 - 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Telefax (403) 691-8008
Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

The Board of Directors
AltaCorp Capital (USA) Inc.:

We have audited the accompanying statement of financial condition of AltaCorp Capital (USA) Inc. (the "Company") as of September 30, 2015 (the "financial statement"). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of September 30, 2015, in conformity with U.S. generally accepted accounting principles.

Chartered Professional Accountants

KPMG LLP

November 26, 2015
Calgary, Canada

AltaCorp Capital (USA) Inc.

Statement of Financial Condition
(All figures presented in US dollars)

As of September 30, 2015

		2015
Assets		
Cash	$	929,810
Due from carrying broker (Note 3)		74,383
Accounts receivable		72,378
Deposit with carrying broker (Note 4)		250,000
Goods & Services Taxes receivable		34,321
Prepaid expenses		3,269
Total assets	$	1,364,161
Liabilities and Shareholder's Equity		
Liabilities:		
Due to AltaCorp Capital Inc. (Note 6)	$	135,052
Accounts payable and accrued liabilities		30,450
Due to carrying broker (Note 5)		11,071
Income taxes payable		16,046
Total liabilities		192,619
Shareholder's equity:		
Share capital (Note 7)		911,606
Retained Earnings		259,936
Total shareholder's equity		1,171,542
Total liabilities and shareholder's equity	$	1,364,161

See accompanying notes to the financial statements.

Approved by the Board:

_______________________ Director

1. BACKGROUND

AltaCorp Capital (USA) Inc. [the "Company"] was incorporated under the *Business Corporations Act* (Alberta) as a wholly-owned subsidiary of AltaCorp Capital Inc. [the "Parent"] on June 21, 2010, and commenced operations on April 5, 2011. The Company is registered as a broker/dealer with the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company specializes in investments in the Canadian energy industry and deals exclusively with institutional clients.

The Company became an Introducing Broker to Apex Clearing Corporation ("Apex Clearing") on June 5, 2012. Apex Clearing performs certain securities clearing activities and record keeping as the agent for the Company for a fee based on the number of trades executed, settled and cleared on behalf of the Company. The Company's Fully Disclosed Clearing Agreement with Apex Clearing expires August 28, 2016.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission Act of 1934, in that the Company's activities are limited to those set forth in conditions for exemption under paragraph (k)(2)(ii) of that Rule.

2. SIGNIFICANT ACCOUNTING POLICIES

The statement of financial condition has been prepared by management in accordance with accounting principles generally accepted in the United States. Significant accounting policies are as follows:

Use of estimates

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which would affect the amounts of recorded assets and liabilities. Actual amounts could differ from these estimates.

Financial instruments

The carrying values of all of the Company's financial instruments approximate their fair values. Financial instruments include cash, accounts receivable, deposit with carrying broker, due to carrying broker, and accounts payable and accrued liabilities. All financial instruments are measured at amortized cost.

Income taxes

The Company records income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on the anticipated future tax effects arising from the differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

3. DUE FROM CARRYING BROKER

The $74,383 receivable from the Company's carrying broker represents amounts due from Apex Clearing for commissions earned.

4. DEPOSIT WITH CARRYING BROKER

In accordance with the terms of the agreement with Apex Clearing, the Company must maintain a minimum of $250,000 in the form of cash, liquid assets or marketable securities in a clearing deposit account to be held by the carrying broker as long as the agreement is in effect and as such is not available for use by the Company. The Company may be required to provide additional funds should the carrying broker's margin requirements change. Apex Clearing is a regulated entity under the jurisdiction of FINRA and a member of SIPC.

5. DUE TO CARRYING BROKER

The $11,071 payable to the Company's carrying broker represents amounts due to Apex Clearing for clearing trades.

6. RELATED PARTY TRANSACTIONS

Substantially all of the Company's administrative functions are handled by the Parent. Certain operating, overhead and other costs related to these services are recovered through a management fee. The management fee consists of a monthly base recovery, which is calculated by allocating a portion of the operating expenses, overhead expenses and compensation costs of the Parent. In addition, the Parent may, in its sole discretion, charge the Company a monthly proportional allocation service fee. The allocation service fee is based on a percentage of the Company's monthly net operating revenue. The inter-company balance arising from these transactions is recorded as due to AltaCorp Capital Inc. The inter-company balances are due on demand and do not bear interest.

At September 30, 2015, the net payable to AltaCorp Capital Inc. for these and other transactions is $135,052.

[All figures presented in United States dollars]

7. SHARE CAPITAL

Details of the Company's share capital are as follows:

	2015
Authorized:	
Unlimited common shares without nominal or par value	
Issued and outstanding:	
915,000 common shares	$911,606

During the year, the Company issued 300,000 common shares in exchange for $300,000.

8. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker/dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the basic method and is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined, at all times. At September 30, 2015, the Company had net capital equal to $1,132,494, which exceeded its requirement by $882,494

9. SUBSEQUENT EVENTS

The Company has evaluated the effects of subsequent events that have occurred subsequent to the year ended September 30, 2015 and through to November 26, 2015, which is the date the financial statements were issued. During this period, there have been no events that would require recognition in or disclosure in the financial statements.

ALTACORP CAPITAL (USA) INC.

Securities Investor Protection Corporation (SIPC)
Form SIPC-7

September 30, 2015

(With Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures Thereon)

KPMG LLP
Chartered Accountants
3100 205 - 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Telefax (403) 691-8008
Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
AltaCorp Capital (USA) Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2015, which were agreed to by AltaCorp Capital (USA) Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively the specified parties), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as per the Company's Form SIPC-6 and copy of the cheques issued to SIPC as of November 2, 2015.

2. Compared the amounts reported on the audited Financial Statements for the year ended September 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2015, and noted that the audited Financial Statements reported total revenue of $1,058,943, which differs from the Form SIPC-7 reported total revenue of $1,068,057. Management noted that the audited financial statement foreign exchange losses of $9,114 are not applicable for Form SIPC-7.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers – no adjustments were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Chartered Professional Accountants

KPMG LLP

November 26, 2015
Calgary, Canada

AltaCorp Capital (USA) Inc.
Schedule of General Assessment Reconciliation
For the Year Ended September 30, 2015

Total revenue	$	1,068,057
Total additions		-
Total deductions		-
SIPC Net Operating Revenues		1,068,057
General Assessment @ .0025		2,670.14
Less payment made with SIPC-6 filed (exclude interest)		(1,094.87)
Less prior overpayment applied		-
Assessment balance due or (overpayment)	$	1,575.27

KPMG LLP
Chartered Accountants
3100 205 - 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Telefax (403) 691-8008
Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

The Board of Directors
AltaCorp Capital (USA) Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report under SEC Rule 17a-5(d)(4) (the "Exemption Report"), in which (1) AltaCorp Capital (USA) Inc. (the "Company") identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: *(2)(ii),* (the "exemption provision"); and (2) the Company stated that it met the identified exemption provision from October 1, 2014 to September 30, 2015, without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Chartered Professional Accountants

KPMG LLP

November 26, 2015
Calgary, Canada